P.O. Box 509    Honesdale, Pennsylvania   18431   570-253-1970

November 23, 2010

Mr. Gregory Dundas
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:             Dimeco, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2009
       File No. 0-49639
Dear Mr. Dundas,

This is in reply to your comments of November 5 regarding the above referenced filing.  Please note responses as listed below:

Form 10-K for the Year Ended December 31, 2009
Item 13.  Certain Relationships and Related Transactions, page 26
Related Party Transactions, page 11 of proxy statement on Schedule 14A

Comment:
1.
We note your response that all three executive officers received lowered interest rates on mortgage loans during 2009 in accordance with company policy for employees.  Please amend your Form 10-K to disclose these loans.

Response:
1.
The Form 10- K has been amended.  After our discussion on November 22, 2010, I understand that since this disclosure is in reference to loans which our subsidiary, The Dime Bank, sold in 2009, we are not required to submit further information regarding these particular loans in the future.

We hereby acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for taking the time to review our filings.  We believe that any comments you make assist readers of our filings to make informed investment decisions concerning ownership of Dimeco, Inc.

Sincerely,

/s/ Maureen H. Beilman

Maureen H. Beilman
Chief Financial Officer